United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                  EasyWeb, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Colorado                                      84-1475642
 ---------------------------------          ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


6025 South Quebec Street, Suite #150
         Denver, Colorado                                     80111
---------------------------------------------               ----------
(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number, (720) 489-8873


Securities to be registered under Section 12(b) of the Act:


         Title of each class             Name of each exchange on which
         to be so registered             each class is to be registered

         None
         --------------------            ------------------------------


Securities to be registered under Section 12(g) of the Act:

     Common Stock, no par value
     ---------------------------------------------------------------------------
                                                  (Title of class)

Item 1. Description of Business.

     (a)  Business Development.

     EasyWeb, Inc. ("EasyWeb"), a development-stage company, was organized under the laws of the State of Colorado under the name of "NetEscapes, Inc.," on September 24, 1998. We changed our name to "EasyWeb, Inc." on February 2, 1999. We design, market, sell and maintain customized and template, turnkey sites on the worldwide web, or the Internet, hosted by third parties. Our business plan has been prepared based upon the popularity of the Internet and the growing number of businesses interested in advertising and marketing online. The customer pays us a fee for the design and maintenance of its custom or template web site; which fee may include a portion of the fee paid monthly by the customer for the hosting of the site. To date, we have sold less than ten web sites and, accordingly, we have realized only minimal revenue from the design, sale and maintenance of Internet sites and incurred a loss from operations through February 8, 2001. Our executive offices are located at 6025 South Quebec Street, Suite #150, Englewood, Colorado 80111, and our telephone and facsimile numbers are (720) 489-8873 and (720) 489-8874, respectively.

     On March 11, 1999, we issued and sold an aggregate of 3,200,000 shares of our common stock to our President/Treasurer/director, a director of EasyWeb and another individual in consideration for an aggregate of $5,500 in cash (approximately $.002 per share). These three individuals collectively own 3,200,000 shares of common stock, representing approximately 88.7% of our 3,606,200 shares of common stock outstanding as of February 8, 2000. The sales of common stock to these three individuals were made in reliance upon the exemptions from registration with the U.S. Securities and Exchange Commission provided by Section 4(2) of the Securities Act of 1933 and with the Colorado Division of Securities under Section 11-51-308(1)(p) of the Colorado Uniform Securities Act.

     We received gross proceeds in the amount of $101,050 from the sale of a total of 404,200 shares of common stock, representing approximately 11.2% of the outstanding shares of our common stock as of February 8, 2000, to fifty-four persons in an offering conducted during the period from December 10, 1999, through April 10, 2000, pursuant to the exemption from registration with the Commission under Rule 504 of Regulation D under Section 3(b) of the Securities Act of 1933; via registration by qualification with the Colorado Division of Securities under Section 11-51-304 of the Colorado Uniform Securities Act; and pursuant to certain exemptions from registration under the Florida Securities and Investor Protection Act, the Illinois Securities Law of 1953, the Nevada Uniform Securities Act and the Utah Uniform Securities Act. We failed to comply with Section R14-4-102 of the Regulations of the Arizona Corporation Commission, Title 14, Chapter 4 (the "Regulations"), in connection with the offers and sales of a total of 16,000 shares of common stock to three residents of the State of Arizona. We have initiated, but not yet completed, an offer of rescission to these three investors under Section R14-4-101 of the Regulations. In the event that all three investors elect to rescind their purchases of our common stock, we would be liable to pay them a total of $4,000, representing the aggregate purchase price of their shares, together with interest at the Arizona statutory rate of interest of 10% per annum.

     See (b) "Business of the Issuer" immediately below for a description of our current operations and future proposed activities.

     (b)  Business of Issuer.

General

     Commencing February 1999, we marketed, as an independent contractor, customized, turnkey sites on the worldwide web created and hosted by Big Online, Inc. ("Big Online"), an established web site vendor service company located in San Francisco, California, that maintains an electronic directory of more than eleven million businesses. Our rights to market and sell Big Online's products and hosting services and receive compensation for these marketing services was obtained pursuant to the assignment of the rights in February 1999 under the Marketing Agreement with Millennium Marketing, Inc. ("Millennium Marketing"), a company then owned and managed by Mr. David C. Olson, the President, the Treasurer, a director and an approximately 44.4%-owner of EasyWeb, that was dissolved on May 1, 2000. In June 1999, Millennium Marketing entered into an Independent Consultant Application and Agreement with Big Online pursuant to which Millennium Marketing obtained the marketing rights and rights to compensation that it subsequently assigned to us. While Millennium Marketing received compensation monthly from Big Online for the sale of five web sites and the sponsorship of sales representatives pursuant to a discontinued multi-level marketing program, we sold no Big Online Internet sites and, accordingly, received no revenue from Big Online.

     We design, market, sell and maintain customized and template, turnkey "sites" on the Internet to businesses in the United States that are hosted by third parties. We have a strategic relationship with Sunstar 2000, Inc., Highlands Ranch, Colorado ("Sunstar"), from which we obtain the template, turnkey web site models that we offer. The web sites that we design and maintain for customers are hosted by Sunstar and others. See "- Products and Services" below for a description of the template, turnkey web site models and hosting and other services that Sunstar provides us. For the use of the web site models, we pay Sunstar a portion of the fee that we receive from the customer for the design and/or maintenance of each template web site. If we utilize other services, such as custom design and technical maintenance services, provided by Sunstar, we negotiate compensation arrangements on a case-by-case basis depending upon the time required in, and the difficulty of, the performance of the services. We may receive a portion of the fee paid monthly by the customer to Sunstar or other host for the hosting of its web site.

     We market our design and maintenance services for template, turnkey and customized web sites, primarily, online via our web site on the Internet located at www.easywebcorp.com. Since June 2000, we have employed advertising on the radio. We have run a limited newspaper campaign in the Denver, Colorado, metropolitan area since July 2000 to advertise our products and services. In September 2000, we designed and created a website for AJ Indoors, Inc. ("AJ Indoors"), a Denver, Colorado, indoor sign company, in exchange for featuring EasyWeb on approximately 2,000 indoor signs throughout the Denver and Colorado front range areas. We are currently negotiating with one potential customer for custom web site who learned of us from one of AJ Indoors' advertisements. Our long-range marketing plans include the development of an intensive advertising program involving newspapers and local periodicals in the Denver metropolitan area and other cities along the front range of Colorado. We are currently negotiating with one potential customer for a custom web site who learned of us from one of AJ Indoors advertisements.

     As of February 8, 2001, we had sold less than ten web sites and realized $4,000 in revenue. We bartered, in exchange for the design and ongoing maintenance services in connection with one of the custom web sites, for the advertising services described above. As compensation for the design and ongoing maintenance services relating to another customized site for Euthenics
International, Inc. ("Euthenics"), a company engaged in marketing and distributing dietary supplements, we have entered into a Letter of Understanding and Terms dated November 1, 2000, providing for Euthenics to pay us an ongoing royalty of $.50 per each bottle of product sold for a period five years. Thereafter, the agreement is renewable annually commencing December 1, 2005, subject to termination by either party within thirty days prior to December 1 of each year. Commencing in January 2001, Euthenics is running infomercials on national television advertising its dietary supplements. We have agreed to upgrade and integrate Euthenics' "Mail Order Management" system with a secure e-commerce site in connection with Euthenics' national informercial marketing campaign. We cannot be certain that we will achieve profitability by designing, marketing, selling and maintaining customized and template, turnkey sites on the Internet hosted by third parties. Further, we may not receive adequate compensation for our products and services as a result of the non-traditional compensation arrangements we make with companies such as AJ Indoors and Euthenics.

Products and Services

     Template Turnkey Web Sites. Sunstar 2000, Inc., 1177 Mulberry Lane, Highlands Ranch, Colorado 80126, provides EasyWeb with the template web site models we offer. Design of the template web sets is usually completed and the site is customarily available on the Internet within ten business days from the date of purchase. The customer that selects a template web site can develop its site based on one of Sunstar's models at a much lower cost than the cost of a customized site. The web sites are hosted by Sunstar or other hosts on a month-to-month basis or pursuant to an annual contract at a reduced rate. A potential customer may select a one-page promotional site or a multi-page web site created from templates. The one-page web site includes: (i) the company name, address, telephone number and other contact information; (ii) the company logo; (iii) one photograph or graphic; and (iv) up to 200 words of text describing the company or its products.

     There is no size limitation on the multi-page site except the current storage limit of 10MB for the entire site, and additional pages can be added at any time. The typical pages on a multi-page web site include one or more of the following pages: (i) home page; (ii) products or services page; (iii) contact information; (iv) mission statement; (v) frequently asked questions; (vi) technical support; and (vii) customer testimonials or references. At a minimum, each multi-page web site includes the following: (i) the company name, address, telephone number and other contact information; (ii) the company logo; (iii) up to four photographs or graphics per page; (iv) up to 200 words of text describing the company or its products per page; (v) three e-mail addresses; and
(vi) search engine registration. Optional features include a map to the company's location, capability to use the company's own custom domain name; monthly search engine re-registration; metatag inclusion; and maintenance contracts.

     The visitor to EasyWeb's Internet site contemplating the purchase of a template one-page starter or multi-page site can view the templates in their full size from three basic samples. The potential customer can then navigate through the sample to view the various page options. Before making his final selection, the visitor can download and print blank worksheets to be completed and submitted to EasyWeb.

     Custom Web Sites. An increasing number of businesses have retained web site vendor service companies like us to create and maintain customized web sites to advertise their business, products and/or services. The reasons for selecting a customized site vary greatly, but include the enhanced customer impact anticipated from a custom web site and the extra features that are not available in a template site. The custom sites we design are usually from one to twelve pages in length and include all of the basic features, such as identifying information, business logo, photographs and/or graphics submitted by the customer and text, included in the design of a template web site. The additional features available with each customized web site include, among others, downlinks, off-site links, streaming audio and video, flash movies, custom graphic design, complete design, control and framed web sites. We also offer services relating to web site promotion, marketing and e-commerce, including, among others, promotional and advertising packages, shopping cart technology, e-commerce merchant accounts and payment gateways and e-commerce solutions.
Visitors to our web site are directed to view one of the custom web sites authored and created by us at www.creativehostservices.com.

     Maintenance Services. We offer a number of options for web site maintenance for partial and complete changes to the web sites we create for our customers. Our "bolt-on e-commerce solutions" include monthly changes for products, prices, etc. For customers with e-commerce web sites consisting of hundreds or thousands of products, we offer individualized programs enabling self-management of changes. We depend upon outside consultants, primarily Sunstar, to assist us with programming work in connection with complex maintenance services.

     Hosting Services. Sunstar, primarily, and other third party providers will provide hosting services for our customers. Sunstar outsources its hosting services to a 5,000 square foot, state-of-the-art, all fiber optic data center that provides services 24 hours per day. The features include dual OC-192 fiber optic connectivity, multiple DS-3 backbones, dual OC-12 Lucent and Alcatel multiplexers, bay switchs and hubs, Cisco 7000 series routers, ultra-fast, multi-processor RAID servers, SONET technology for maximum redundancy, fault tolerance and load balancing and routing of IP traffic using BGP4 protocol. The facility does not share space or co-locate and is restricted by steel-wire barriers and armed personnel. For customers that use Sunstar for hosting, we offer, for one monthly fee, access to a number of services in a "Value Pack," including a real-time chat program, auction capability, a banner rotation system, web-based e-mail, an online calendar accessible from any browser and a bulletin board feature that may be used to post messages.


Competition

     The market for web site design and maintenance services is intensely competitive. Additional companies are expected to enter the competition in the future. We anticipate that we will be in competition with companies of all sizes located in the United States that offer Internet web site design, hosting and maintenance services to business customers. A number of these companies offer essentially the same products and services as EasyWeb and compete in the areas of price and service. Because we obtain the template web sites that we offer from Sunstar, we are in direct competition with Sunstar in the marketing and sale of these products and services. We must make changes on a timely basis in the nature, price, quality and other aspects of our products and services in response to changes in the market. With regard to template websites, we are dependent upon Sunstar to make these changes on a timely basis. We expect to compete by marketing our products and services online and via radio, newspaper and indoor sign advertising. We intend, through the use of online marketing and advertising, to minimize our weaknesses, including, among others, our undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition, and to eliminate the need for a sizeable retail facility and marketing staff. Many of the companies and other organizations with which we will be in competition are established and have far greater financial resources, substantially greater experience and larger staffs than EasyWeb. Additionally, many of these organizations have proven operating histories, which we lack. We expect to face strong competition from both well-established companies and small independent companies like us. In addition, in the future, A T & T, Qwest Communications and other "Baby Bell" and other telecommunications companies may offer customers assistance in establishing web sites at costs lower than those available from us. Additionally, out business may be subject to decline because of generally increasing costs and expenses of doing business, thus further increasing anticipated competition. Further, it is anticipated that there may be significant technological advances in the future and we may not have adequate creative management and resources to enable us to take advantage of these advances. The effects of any of these technological advances on EasyWeb, therefore, cannot be presently determined.

Marketing

     We believe that there are a large and growing number of businesses that would purchase our web site design and maintenance services if contacted and informed about the opportunity. We market our products and services online, primarily, from our web site located at www.easywebcorp.com. Since June 2000, we have employed advertising on the radio on KTLK's "Business for Breakfast" and "Hard Core Sports" programs. We have run a limited newspaper campaign in the Denver, Colorado, metropolitan area since July 2000 to advertise our products and services. In September 2000, we designed and created a website for AJ Indoors, Inc., a Denver, Colorado, indoor sign company, in exchange for featuring EasyWeb on approximately 2,000 indoor signs throughout the Denver and Colorado front range areas. Our long-range marketing plans include the development of an intensive advertising program involving newspapers and local periodicals in the Denver metropolitan area and other cities along the front range of Colorado. Mr. David C. Olson, the President, the Treasurer, a director and a principal shareholder of EasyWeb, contacts potential customers from the leads generated from our advertising via newspapers and indoor signs, leads generated from his own sales efforts and referrals of potential customers. While we employed two full-time, door-to-door salespersons for a short time, we terminated them because of the lack of performance in relation to the expense.

     We have sold only a limited number of Internet sites and, accordingly, we have a very small customer base. While management believes, we cannot be certain, that our plan to market and sell our products and services online and via advertising will enable us to develop a customer base more quickly and cost-effectively than the employment of traditional marketing methods involving a sales staff and facility, among other things. If our marketing plan utilizing online marketing and advertising fails, we may be required to employ sales personnel and/or compensate them via salary in addition to commission. Such change(s) in our marketing plan could adversely affect revenues in the short-term and necessitate the formulation of additional marketing strategies, with attendant delays and expenses.

Employees and Consultants

     As of the date hereof, we employ two individuals, including Mr. David C. Olson and Ms. Barbara Pentrinsky, the President/Treasurer and the Secretary, respectively, of EasyWeb, on a part-time basis. Both Mr. Olson and Ms. Petrinsky are considered to be key to our business success. No cash compensation has been awarded to, earned by or paid to either of the foregoing or Mr. Robert J. Zappa, a director of EasyWeb together with Mr. Olson, for all services rendered in all capacities through February 8, 2001. For the foreseeable future, Messrs. David
C. Olson and Robert J. Zappa and Ms. Barbara Petrinsky will receive no compensation in any form for their services performed in the capacities of our executive officers and/or directors. It is anticipated that at such time, if ever, as EasyWeb's financial position permits, assuming that we are successful in raising additional funds through equity and/or debt financing and/or generating a sufficient level of revenue from operations, Mr. Olson and Ms. Petrinsky will receive reasonable salaries and other appropriate compensation, such as bonuses, coverage under medical and/or life insurance benefit plans and participation in stock option and/or other profit sharing or pension plans, for services as executive officers of EasyWeb and Messrs. Olson and Zappa may receive fees for their attendance at meetings of the Board of Directors. Mr. Olson and Ms. Petrinsky devote up to 25% of their time and effort to the business and affairs of EasyWeb and Mr. Zappa devotes only such time as is necessary for him to perform his responsibilities as a director of EasyWeb. See
Part I., Item 3. "Description of Property," for a description of the Agreement for Administrative Support dated March 11, 1999, between EasyWeb and Summit Financial Relations, Inc., an affiliated company of which Mr. Olson is the President, a director and a controlling shareholder, pursuant to which we paid
Summit  the  sum  of  approximately  $8,161  through   January 18,  2001
for use of office space and administrative and technical support services at Summit's offices. As the sole shareholder of Summit, Mr. Olson benefited indirectly from these payments. See Part I, Item 7. "Certain Relationships and Related Transactions," and Part II, Item 4. "Recent Sales of Unregistered Securities," for detailed information relating to our issuance on March 11, 1999, to Messrs. Olson and Zappa of 1,600,000 shares, and 800,000 shares, of our common stock, respectively, in consideration for the payment of $2,500 and $1,500 in cash (approximately $.002 per share), respectively.

Item 2. Management's Discussion and Analysis or Plan of Operation.

General
-------

     EasyWeb's business plan is to design, market, sell and maintain customized and template, turnkey sites on the Internet hosted by third parties. Our business plan has been prepared based upon the popularity of the Internet and the growing number of businesses interested in advertising and marketing online. We have generated only $4,000 in revenue and a net loss from operations through the date hereof. For the nine months ended September 30, 2000, and the year ended December 31, 1999, we realized total revenue of $4,162 (unaudited) and $-0-, respectively, and a net loss of $(63,346) ($(.02) per share) (unaudited) and $(16,548) ($(.01) per share), respectively. The increased net loss realized by EasyWeb for the nine months ended September 30, 2000, was the result of increased operating expenses, including, primarily, salaries and payroll taxes, professional fees, web site consulting and maintenance and advertising.

     We anticipate that our arrangement in September 2000 with AJ Indoors, Inc., an indoor sign company, to feature EasyWeb on approximately 2,000 indoor signs throughout the Denver and Colorado front range areas, may assist us in obtaining an increased customer base in the future. Also, we hope to receive revenue in the near future from our arrangement with Euthenics International, Inc., to design and maintain the company's web site in exchange for an ongoing royalty of $.50 per each bottle of product sold for a period five years. Commencing in January 2001, Euthenics is running infomercials on national television advertising its dietary supplements.

     Additionally, we intend to generate increased revenue in the future through the expenditure of additional funds for marketing, advertising and/or promotion. The implementation of these plans is dependent upon our ability to raise additional capital from equity and/or debt financing and/or achieve profitable operations. We believe that the revenue generated from our business may not be sufficient to finance these and other future activities and that it may be necessary to raise additional funds through equity and/or debt financing in the next twelve months. Although we intend to explore all available alternatives for debt and/or equity financing, including, but not limited to, private and public securities offerings, there can be no assurance that we will be able to generate additional capital for marketing, advertising and promotion and/or other purposes. In the event that only limited additional financing is received, we expect our opportunities in the design, marketing and sale of Internet web sites to be limited. Further, even if we succeed in obtaining the level of funding necessary to increase sales through the expenditure of additional funds for marketing, advertising and/or promotion, this will not ensure that operations will be profitable.

Results of Operations

Nine Months Ended September 30, 2000, Versus Nine Months Ended September 30,
1999
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     Total revenue was $4,162 (unaudited) for the nine months ended September 30, 2000, as compared to total revenue of $-0- for the nine months ended December 31, 1999, as a result of the sale of a limited number of web sites.

     We incurred a net loss of $(63,346) (unaudited) during the nine months ended September 30, 2000, as compared to a net loss of $(9,611) during the nine months ended September 30, 1999, because of the factors described below. Operating expenses increased approximately 702%, from $9,611 for the nine months ended September 30, 1999, to $67,508 (unaudited) for the nine months ended September 30, 2000. We experienced a sizeable increase in rent and administrative support, professional fees and other. Additionally, we incurred salaries and payroll taxes of $17,654 (unaudited) for two full-time, door-to-door salespersons, web site consulting and maintenance of $14,330 (unaudited) and advertising of $11,310 (unaudited) for the nine months ended September 30, 2000, as compared to $-0- for these items for the nine months ended September 30, 1999.

Nine Months Ended September 30, 2000, Versus Year Ended December 31, 1999, and Period from Inception (September 24, 1998) through December 31, 1998
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     Total revenue was $4,162 (unaudited) for the nine months ended September 30, 2000, as compared to total revenue of $-0- for the year ended December 31, 1999, and the period from inception (September 24, 1998) through December 31, 1998. The limited revenue realized during the nine months ended September 30, 2000, is the result of our sale of a limited number of web sites.

     We incurred a net loss of $(63,346) (unaudited) during the nine months ended September 30, 2000, as compared to a net loss of $(16,548) and $(1,500) during the year ended December 31, 1999, and the period from inception (September 24, 1998) through December 31, 1998, because of the factors described below. Operating expenses increased from $1,500 and $16,548 for the period from inception (September 24, 1998) through December 31, 1998, and the year ended December 31, 1999, respectively, to $67,508 (unaudited) for the nine months ended September 30, 2000. We experienced a sizeable increase in all operating expenses except rent and administrative support for the nine months ended September 30, 2000, as compared to the year ended December 31, 1999. Additionally, we incurred salaries and payroll taxes of $17,654 (unaudited) for two full-time, door-to-door salespersons for the nine months ended September 30, 2000, as compared to $-0- salaries and payroll taxes for the year ended December 31, 1999.

Financial Condition, Liquidity and Capital Resources
----------------------------------------------------

     As of September 30, 2000, and December 31, 1999, we had total assets consisting of cash of $41,898 (unaudited) and $1,091, respectively, and intangible assets, net of accumulated amortization of $344 (unaudited) and $17, respectively, of $1,906 (unaudited) and $191, respectively. We had total current liabilities of $15,148 (unaudited) and $15,330, respectively, as of September 30, 2000 and December 31, 1999. Working capital was $26,750 (unaudited) at September 30, 2000. Our total shareholders' equity (deficit) was $28,656 (unaudited) and $(14,048), respectively, as of September 30, 2000, and December 31, 1999, respectively.

     As a result of our inability to generate significant revenue to date together with the sizeable increase in our operating expenses, access to capital may be unavailable in the future except from affiliated persons. If we are able to obtain access to outside capital in the future, it is expected to be necessarily costly because of high rates of interest and fees. To date, we have been funded through the sale of common stock for gross proceeds in the amount of $101,050. We expect that we may experience working capital shortages in the future until such time as we are successful in raising additional capital and/or achieving profitable operations. While our independent auditor has presented our financial statements on the basis that we are a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time, it has noted that our significant operating losses raise a substantial doubt about our ability to continue as a going concern. Our future success will be dependent upon our ability to increase sales of our Internet products and services. Should our efforts to raise additional capital through equity and/or debt financing fail, management is expected to provide the necessary working capital so as to permit us to continue as a going concern.

     Net cash used in operating activities was $(57,593) (unaudited) for the nine months ended September 30, 2000, primarily, because of the net loss of $(63,346) (unaudited) incurred, offset, primarily, by the value of office space and administrative support contributed by an affiliated company ($5,000) (unaudited). For the nine months ended September 30, 2000, net cash used in investing activities and net cash provided by financing activities was $(2,650) (unaudited) and $101,050 (unaudited), respectively. Cash increased by $40,807 (unaudited), from $1,091 (unaudited) at the beginning of the period to $41,898 (unaudited) at the end of the period, because of the above-described factors.

Inflation
---------

     We believe that inflation has not had a material impact on our business.

Seasonality
-----------

     We do not believe that our business is seasonal.

Item 3. Description of Property.

     We maintain our offices at the business offices located at 6025 South Quebec Street, Suite #150, Englewood, Colorado 80111, of Summit Financial Relations, Inc. ("Summit"), an affiliated corporation of which Mr. David C. Olson, the President, the Treasurer, a director and a controlling shareholder of EasyWeb, is the President, a director and the sole shareholder. Summit leases its offices from an unaffiliated company and shares the offices with that company and a number of other affiliated companies. We entered into the Agreement for Administrative Support with Summit dated March 11, 1999, for use of office space, administrative support (including reception, secretarial and bookkeeping services) and technical support (including use of office, computer and telecommunications equipment) at Summit's offices. The agreement provides for us to pay Summit for these services the amount of $1,500 per month commencing in the month in which we receive the minimum proceeds from our offering of common stock. During the period following the closing of our common stock offering through January 18, 2001, we paid Summit the sum of approximately $8,161. For the year ended December 31, 1999, and the period from January 1, 2000, through April 10, 2000, we recorded $12,000 and $5,000 as rent and administrative support expense, respectively, with a corresponding credit to additional paid-in capital. We have made arrangements with Summit to continue to utilize office space free of charge and administrative and technical support services on an hourly basis pursuant to the Agreement for Administrative Support until our financial condition improves. The office space we currently occupy is expected to be adequate to meet our foreseeable future needs while we are in the development stage. We own no real property. Our telephone and facsimile numbers are (720) 489-8873 and (720) 489-8874, respectively.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information regarding the ownership of our common stock as of February 8, 2001, by each shareholder known by us to be the beneficial owner of more than five per cent of our outstanding shares of common stock, each of our directors and all of our executive officers and directors of as a group. Under the General Rules and Regulations of the Commission, a person is deemed to be the beneficial owner of a security if the person has or shares the power to vote or direct the voting, or dispose or direct the disposition, of the security. Each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.

                                                Shares            Percentage
                                             Beneficially             of
       Beneficial Owner                        Owned (1)           Class (1)
       -----------------                     ------------         -----------
David C. Olson (2) (3)                        1,600,000           44.37%
6025 South Quebec Street, Suite #150
Englewood, Colorado  80111

Robert J. Zappa (3)                             800,000           22.18%
2740 Kendrick Street
Golden, Colorado  80401

Steven E. Muth                                  800,000           22.18%
6463 South Malaya Street
Aurora, Colorado  80016

Barbara Petrinsky (2)
6025 South Quebec Street, Suite #150                -0-            0.00%
Englewood, Colorado  80111

All executive officers and directors          2,400,000           66.55%
as a group (three persons)
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     (1) Represents the number of shares of common stock owned of record and beneficially by each named person or group, expressed as a percentage of 3,606,200 shares of the Company's Common Stock outstanding as of February 8, 2000.

     (2) Executive officer of the Company.

     (3) Member of the Board of Directors of the Company.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

     Set forth below are the names, ages, positions with EasyWeb and business experience of our executive officers and directors.

     Name                  Age                      Position

David C. Olson*            39             President, Treasurer and Director

Robert J. Zappa*           57             Director

Barbara Petrinsky          58             Secretary
------------------

     *May be deemed to be a "parent" and "promoter" of EasyWeb, as those terms are defined in the General Rules and Regulations promulgated under the Securities Act of 1933.

General

     Directors hold office until the next annual meeting of EasyWeb's shareholders and until their respective successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Mr. Olson and Ms. Petrinsky devote up to 25% of their time and effort to the business and affairs of EasyWeb and Mr. Zappa devotes only such time as is necessary for him to perform his responsibilities as a director of EasyWeb. Set forth below under "Business Experience" is a description of the business experience of Messrs. Olson and Zappa and Ms. Petrinsky.

Family Relationship

     No family relationship exists between or among our executive officers and directors.

Business Experience

     David C. Olson has served as the President, the Treasurer and a director of EasyWeb since March 11, 1999. He has served, since August 1997, as the President, the Chief Executive Officer, the Treasurer, a director and the sole shareholder of Summit Financial Relations, Inc., a business finance, consulting and investor relations firm with offices in the Denver Technological Center, Englewood, Colorado, founded by him that provides EasyWeb with office space and administrative and technical support. Also, since August 1997, he has served as the President, the Chief Executive Officer, the Treasurer, a director and a controlling shareholder of Associate Capital Consulting, Inc., an Englewood, Colorado, company also founded by Mr. Olson that is engaged in the business of investing in private and publicly-held companies and, additionally, performs financial consulting services. Mr. Olson has, since April 28, 1998, served as the President/Chief Executive Officer and, since April 15, 1999, served as the Secretary, the Chief Financial Officer and the sole director of Max Development, Inc., Englewood, Colorado, a publicly-held company co-founded by him in September 1998 that is engaged in the business of marine diamond mining off the west coast of the Republic of South Africa. He has served as a director, since May 1999, and as the President and the Treasurer, since August 1999, of Mile High Foliage, Inc., Englewood, Colorado, a privately-held wholesale tree nursery business that he founded in May 1999. Mr. Olson served, from June 1999 through January 2001, as a director of ModeVa Profiles Inc., a privately-held, Boulder, Colorado, manufacturer of building materials. From January 1993 to May 1997, he held various positions, including Vice President, Branch Office Manager of Cohig's top producing branch office and National Sales Manager, for Cohig and Associates, Inc. ("Cohig," now part of EastBrokers International, Inc.), Englewood, Colorado, a securities broker-dealer having approximately 265 registered representatives and offices in twenty-three states that specializes in NASDAQ SmallCap and growth stocks and initial and secondary public securities offerings. During his tenure at Cohig, Mr. Olson served on the firm's Corporate Finance Commitment Committee and Cohig was involved in public and private financing involving several hundred million dollars and numerous companies. From April 1987 to January 1993, he was associated with Kober Financial Corp. ("Kober"), Denver, Colorado, a regional broker-dealer specializing in NASDAQ SmallCap and growth securities that was acquired by Cohig in January 1993. Mr. Olson held a number of positions, including Executive Vice President, National Sales and Syndication, registered broker and account executive during the period of his association with Kober. During the period from 1982 to 1987, he was a registered representative associated with a number of NASD-member broker-dealers.

     Robert J. Zappa has served as a director of EasyWeb since February 2, 1999. Mr. Zappa, since January 1999, has been the sole owner and the President of Unitech International, L.L.C., a Golden, Colorado, export-import company. From 1992 until his retirement in January 1999, he served as the President of
PolyMedica Healthcare, Inc. ("PolyMedica"), and as the Vice President of PolyMedica Corporation, Inc., a wholly-owned subsidiary of PolyMedica. PolyMedica is a leading manufacturer and supplier of consumer home healthcare products and the largest supplier of private label digital thermometers in the United States. During his tenure at PolyMedica, the company's sales revenue increased from $3,000,000 to $15,000,000 and major supply programs were developed with major U.S. retail customers, including but not limited to WalMart, Target, Safeway, Eckerd and Rite-Aid. Mr. Zappa, from 1991 to 1992, served as the President and Chief Operating Officer of Clinical Diagnostics, Inc., which merged with PolyMedica in the fall of 1992. As the President of Clinical Diagnostics, he was successful in causing the company to obtain a sizable equity position in a distressed company and subsequently rebuilding and spinning that company off. Mr. Zappa was the President and sole owner of R.J. Zappa Distributors, Inc. ("R.J. Zappa Distributors"), the leading wholesale appliance and electronics distributor in the midwestern United States, from 1982 until the sale of the company in 1990. From 1974 to 1981, Mr. Zappa was a co-owner and served as the Vice-President of S & A Distributors, Inc., the largest wholesale appliance and electronics distributor in Colorado until the company closed its business in 1983 as a result of the success of R.J. Zappa Distributors. Mr. Zappa was employed from 1965 to 1974, variously, as a salesman (1965-8), as a District Manager (1968-70) and as a Regional Manager (1965-1974), for Graybar Electric. During the term of his employment by Graybar Electric, Mr. Zappa was named Salesman of the Year for two years and District Manager of the Year for two years. He attended Colorado State University, concentrating his course of study in business and economics, from 1962 to 1965.

     Barbara Petrinsky has served as the Secretary of Easyweb since July 26, 1999. She has been employed by Summit Financial Relations, an affiliated company, since November 1998. From April 1990 to July 1998, Mrs. Petrinsky was employed by, and from September 1996 to July 1998 during this period, she served as the Director of, the Montessori School at the Denver Technological Center.

Item 6. Executive Compensation

Executive Compensation

     No cash compensation has been awarded to, earned by or paid to Messrs. David C. Olson and Robert J. Zappa, President/Treasurer/director and a director of EasyWeb, respectively, and Ms. Barbara Petrinsky, our Secretary, for all services rendered in all capacities to EasyWeb since our inception on September 24, 1998. It is anticipated that, for the foreseeable future, Messrs. Olson and Zappa and Ms. Petrinsky and any other executive officer and/or director of EasyWeb, will receive no compensation in any form for services to EasyWeb in the capacities of executive officer and/or director.

     See Part I., Item 3. "Description of Property," for a description of the Agreement for Administrative Support dated March 11, 1999, between EasyWeb and Summit Financial Relations, Inc., an affiliated company of which Mr. Olson is the President, a director and a controlling shareholder, pursuant to which we paid Summit the sum of approximately $8,161 through January 8, 2001, for use of office space and administrative and technical support services at Summit's offices. As a principal shareholder of Summit, Mr. Olson benefited indirectly from these payments.

     See Part I, Item 7. "Certain  Relationships and Related  Transactions," and
Part II, Item 4. "Recent Sales of Unregistered Securities," for detailed information relating to our issuance on March 11, 1999, to Messrs. Olson and Zappa of 1,600,000 shares, and 800,000 shares, of our common stock, respectively, in consideration for the payment of $2,500 and $1,500 in cash (approximately $.002 per share), respectively. None of our executive officers and/or directors holds any option to purchase any of our securities.

     Effective March 11, 1999, our Board of Directors and shareholders approved the adoption of the Incentive Stock Option Plan (the "Plan") reserving 175,000 shares of our common stock for issuance upon the exercise of stock options received by optionees under the Plan. Except for this Plan described in this section captioned "Executive Compensation" and elsewhere in this Registration Statement on Form 10-SB, we do not provide our officers or employees with pension, stock appreciation rights, long-term incentive or other plans and have no intention of implementing any such plans for the foreseeable future. In the future, we may offer stock options to prospective employees and/or consultants; however, no options have been granted as of the date hereof. It is possible that in the future we may establish various executive incentive programs and other benefits, including reimbursement for expenses incurred in connection with our operations, company automobiles and life and health insurance, for our executive officers and directors, but none has yet been granted. The provisions of any of these plans and benefits will be at the discretion of our Board of Directors.

     Under Colorado law and pursuant to our Articles of Incorporation, the officers and directors of EasyWeb may be indemnified for various expenses and damages resulting from their acting in such capacity. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers or directors pursuant to those provisions, EasyWeb has been informed by our counsel that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Incentive Stock Option Plan

     Effective as of March 11, 1998, Mr. David C. Olson, our then sole director and shareholder, approved the Incentive Stock Option Plan (the "Plan") reserving an aggregate of 175,000 shares of common stock for issuance upon the exercise of stock options granted to our employees, consultants and non-employee members of the Board of Directors under the Plan. The purpose of the Plan is to promote the growth and general prosperity of EasyWeb by permitting us to grant options exercisable to purchase shares of common stock to our employees, consultants and non-employee members of the Board of Directors.

     Pursuant to the Plan, we may grant incentive stock options within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, to employees as well as non-qualified stock options to employees, officers, directors and consultants. The Plan provides for administration by our Board of Directors or by a committee that comprises disinterested members of the Board of Directors. The Board or the committee selects the optionees, authorizes the grant of options and determines the number of underlying shares of common stock, the exercise price, the term (not to exceed ten years) and any other terms and conditions of the options. The Board of Directors expects to administer the plan initially.

     The exercise price of each stock option under the Plan must be at least 100% of the fair market value of the shares of common stock on the date of grant as determined by the Board of Directors. Each incentive stock option may be exercisable for a period, as determined by the Board of Directors, but not in excess of ten years from the date of grant. The exercise price of all incentive stock options granted under the Plan to shareholders possessing more than 10% of the total combined voting power of all classes of our stock must be less than 110% of the fair market value of the shares of common stock on the date of grant and those options may be exercisable for a period not in excess of five years from the date of grant. All options granted under the Plan are non-transferable and may be exercised only by the optionee or the optionee's estate.

     There is no limit on the number of shares with respect to which options may be granted under the Plan to any participating employee. However, the aggregate fair market value of shares of common stock (determined on the date the option is granted) with respect to which incentive stock options become exercisable for the first time by an individual option holder during any calendar year (under all such plans maintained by EasyWeb) may not exceed $100,000.

     Options granted under the Plan may be exercised within twelve months after the date of an optionee's termination of employment by reason of his death or disability, or within three months after the date of termination by reason of retirement or voluntary termination approved by the Board of Directors, but only to the extent the option was otherwise exercisable on the date of termination. In the event an optionee's employment is terminated for any reason other than death, disability, retirement or voluntary termination approved by the Board of Directors, the optionee's option terminates thirty days after the date of such termination.

     The Plan will terminate on February 24, 2009. The Plan may be amended by the Board of Directors without shareholder approval, except that no amendment that increases the maximum aggregate number of shares that may be issued under the Plan or changes the class of employees who are eligible to participate in the Plan, can be made without the approval of our shareholders. As of February 8, 2001, no options have been granted, and there are no arrangements to grant any options, under the Plan. Options granted under the Plan, and shares of common stock issued upon the exercise of any those options, will not be registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933. These securities will be offered pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under Section 3(b) of, or other available exemption under, the Securities Act of 1933. Accordingly, resales of the securities will be subject to the registration requirements of
Section 5 of, and Rule 144 of the General Rules and Regulations promulgated under, the Securities Act of 1933.

     The Plan provides that the number of shares of common stock underlying each option and the exercise price of the option shall be proportionately adjusted in the event of a stock split, reverse stock split, stock dividend or similar capital adjustment that is effected without receipt of additional consideration by EasyWeb.

Compensation of Directors

     Directors of EasyWeb receive no compensation pursuant to any standard arrangement for their services as directors. However, directors who are not officers may be paid an annual fee or a fee per meeting of the Board of Directors in an amount(s) to be determined in the future by the Board of Directors.

Item 7.  Certain Relationships and Related Transactions.

     On March 11, 1999, we issued and sold 1,600,000 shares of our common stock to Mr. David C. Olson, the President, the Treasurer and a director of EasyWeb, in consideration for the sum of $2,500 in cash (approximately $.0016 per share). Mr. Olson serves as one of our two executive officers and directors and owns of record and beneficially 44.4% of the issued and outstanding shares of our common stock. Also on March 11, 1999, we issued and sold 800,000 shares of common stock to each of Mr. Robert J. Zappa, a company director, and Mr. Steven Muth in consideration for the payment by each individual of the amount of $1,500 in cash (approximately $.0019 per share).

     On March 11, 1999, we entered into the Agreement for Administrative Support with Summit Financial Relations, Inc., an affiliated company of which Mr. Olson is the President, a director and a controlling shareholder, for use of office space, administrative support (including reception, secretarial and bookkeeping services) and technical support (including use of office, computer and telecommunications equipment) at Summit's offices located at 6025 South Quebec Street, Suite #150, Englewood, Colorado 80111. The agreement provides for us to pay Summit for these services the amount of $1,500 per month commencing in the month in which we receive the minimum proceeds from our offering of common stock. During the period following the closing of our common stock offering in April 2000 through January 18, 2001, we paid Summit, pursuant to the Agreement for Administrative Support, the sum of approximately $8,161 for the use of office space and administrative and technical support services at Summit's offices. Mr. Olson, as a principal shareholder of Summit, benefited indirectly from these payments. For the year ended December 31, 1999, and the period from January 1, 2000, through April 10, 2000, we recorded $12,000 and $5,000 as rent and administrative support expense, respectively, with a corresponding credit to additional paid-in capital. We have made arrangements with Summit to continue to utilize office space free of charge and administrative and technical support services on an hourly basis pursuant to the Agreement for Administrative Support for the foreseeable future free of charge until our financial condition improves.

     Because of their management positions, organizational efforts and/or percentage share ownership in EasyWeb, Messrs. Olson, Zappa and Muth may be deemed to be "parents" and "promoters" of the Company, as those terms are defined in the Securities Act of 1933 and the applicable Rules and Regulations under the Securities Act of 1933. Because of the above-described relationships, transactions between and among EasyWeb and Messrs. Olson, Zappa and Muth, such as the sale of our common stock to each of them as described above, should not be considered to have occurred at arm's-length.

Item 8.  Description of Securities.

Description of Capital Stock

     Our authorized capital stock consists of 30,000,000 shares of common stock, no par value per share.

Description of Common Stock

     All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share on all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is permitted. In the event of liquidation of EasyWeb, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities. All shares of our common stock issued and outstanding are fully-paid and nonassessable.

     Dividend Policy. Holders of shares of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the Board of Directors out of funds legally available therefor. We have not paid any dividends on our common stock and intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and our financial condition.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for our common stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite #430, Denver, Colorado 80209.


                                     Part II

Item 1. Market Price of and Dividends on Registrant's Common Equity and Related Shareholder Matters.

     (a)  Market Information.

          There has been no established public trading market for the common stock since our inception on September 24, 1998.

     (b)  Holders.

          As of February 8, 2000, we had fifty-eight shareholders of record of our 3,606,200 issued and outstanding shares of common stock.

     (c)  Dividends.

          We have never paid or declared any dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.

Item 2. Legal Proceedings.

     We know of no legal proceedings to which EasyWeb is a party or to which any of our property is the subject that are pending, threatened or contemplated or any unsatisfied judgments against EasyWeb.

Item 3. Changes in and Disagreements with Accountants.

     We had no independent accountant prior to the retention of Cordovano and Harvey, P.C., 201 Steele Street, Suite #300, Denver, Colorado 80206, in May 1999. There has been no change in our independent accountant during the period commencing with the retention of Cordovano and Harvey, P.C., through February 8, 2001.

Item 4. Recent Sales of Unregistered Securities.

     On March 11, 1999, we issued and sold 1,600,000 shares of our common stock to Mr. David C. Olson, the President, the Treasurer and a director of EasyWeb, in consideration for the sum of $2,500 in cash (approximately $.0016 per share). Mr. Olson serves as one of the two executive officers and directors of EasyWeb and owns of record and beneficially approximately 44.4% of the issued and outstanding shares of our common stock. Also, on March 11, 1999, we issued and sold 800,000 shares of common stock to each of Mr. Robert J. Zappa, a director of EasyWeb, and Mr. Steven Muth in consideration for the payment by each individual of the amount of $1,500 in cash (approximately $.0019 per share). We relied, in connection with the sales of the shares, upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933 and Section 11-51-308(1)(p) of the Colorado Uniform Securities Act (the "Colorado Act"). We relied upon the fact that our issuance and sale of the shares did not constitute a public securities offering together with the fact that Messrs. Olson, Zappa and Muth were executive officers, directors, controlling shareholders and/or founders of EasyWeb at the time of the sales, to make the exemptions available.

     On November 9, 1999, we issued and sold 2,000 shares of our common stock to Associate Capital Consulting, Inc., an affiliated company of which Mr. Olson is the President, the Chief Executive Officer, the Treasurer, a director and a controlling shareholder, in consideration for the sum of $500 in cash (approximately $.25 per share). In connection with the sales of the shares, we relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Section 11-51-308(1)(p) of the Colorado Act. To make the exemptions available, we relied upon the fact that our issuance and sale of the shares did not constitute a public securities offering together with the fact that Mr. Olson was an executive officer, director, controlling shareholder and founder of EasyWeb at the time of the sale.

     During the period from December 10, 1999, through April 10, 2000, we issued and sold an aggregate of 404,200 shares of our common stock to a total of fifty-four persons, all of whom are either residents of the states of Arizona, Colorado, Florida, Illinois, Nevada or Utah, for cash consideration totaling $101,050. We made the sales in reliance upon the exemption from registration with the U.S. Securities and Exchange Commission provided under Rule 504 of Regulation D under Section 3(b) of the Securities Act of 1933 and via registration by qualification with the Colorado Division of Securities under
Section 11-51-304 of the Colorado Act. Our Application for Registration by Qualification became effective with the Colorado Division of Securities on December 10, 1999. No underwriter was employed in connection with the offering and sale of the shares. We relied upon the following, among other, facts to make the Federal exemption available:

     (i) The aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Securities Act of 1933;

     (ii) The required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission;

     (iii)We conducted no general solicitation or advertising in connection with the offering of any of the shares; and

     (iv) The fact that we have not been since our inception:

          (a) Subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934;

          (b) An "investment company" within the meaning the Investment Company Act of 1940; or

          (c) A development stage company that either has no specific business plan or purpose or has indicated that our business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

     We sold shares of common stock in the States of Florida, Illinois, Nevada and Utah in reliance upon the exemptions from registration provided under
Section 517.061 of the Florida Securities and Investor Protection Act, Section 4.G of the Illinois Securities Law of 1953, Section 90.530 of the Nevada Uniform Securities Act and Section 61-1-14 of the Utah Uniform Securities Act, respectively. We failed to comply with Section R14-4-102 of the Regulations of the Arizona Corporation Commission, Title 14, Chapter 4 (the "Regulations"), in connection with the offers and sales of a total of 16,000 shares of common stock to three residents of the State of Arizona. We have initiated, but not yet completed, an offer of rescission to these three investors under Section R14-4-101 of the Regulations. In the event that all three investors elect to rescind their purchases of our common stock, we would be liable to pay them a total of $4,000, representing the aggregate purchase price of their shares, together with interest at the Arizona statutory rate of interest of 10% per annum.

Item 5. Indemnification of Directors and Officers.

     The last paragraph of Article Twelfth of our Articles of Incorporation contains provisions providing for the indemnification of our directors and officers as follows:

          "In addition, the corporation shall have full authority to indemnify its current or former directors, officers, employees, fiduciaries and agents as now or hereinafter is permitted by Section 7-109-101 of the Colorado Business Corporation Act, to the full extent permitted by that section, or its successor provisions."

     We have no agreements with any of our directors or executive officers providing for indemnification of any of those persons with respect to liability arising out of his or her capacity or status as an officer and/or director.

     At present, there is no pending litigation or proceeding involving a director or executive officer of EasyWeb as to which indemnification is being sought.

                                    PART F/S

     The Financial Statements of EasyWeb, Inc., required by Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                    PART III

Item 1. Index to Exhibits.

   Item

Number                                       Description

3.1*    Articles of Incorporation of NetEscapes, Inc., filed September 24, 1998.

3.2* Articles of Amendment to the Articles of Incorporation for NetEscapes, Inc., filed February 2, 1999.

3.4*    Original Bylaws of NetEscapes, Inc.
------------------
*To be filed herewith.


Item 2.  Description of Exhibits.

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  EASYWEB, INC.
                                                  (Registrant)




Date:  February 12, 2001                   By:    /s/ David C. Olson
                                                  --------------------------
                                                  David C. Olson, President

                                  EASYWEB, INC.
                          (A Development Stage Company)

                          Index to Financial Statements

                                                                          Page
                                                                        --------

Independent auditors' report                                              F-2

Balance sheets, December 31, 1999 and September 30, 2000 (unaudited)....  F-3

Statements of operations, for the year ended December 31, 1999,
   September 24, 1998 (inception) through December 31, 1998, for the nine months ended September 30, 2000 (unaudited), and September
   24, 1998 (inception) through September 30, 2000 (unaudited)..........  F-4

Statement of shareholder's deficit, September 24, 1998 (inception)
     through September 30, 2000 (unaudited).............................  F-5

Statements of cash flows, for the year ended December 31, 1999,
   September 24, 1998 (inception) through December 31, 1998, for the nine months ended September 30, 2000 (unaudited), and September
   24, 1998 (inception) through September 30, 2000 (unaudited...........  F-6

Notes to financial statements...........................................  F-7

                          Independent Auditors' Report

To the Board of Directors and Shareholders
EasyWeb, Inc.

We have audited the accompanying balance sheet of EasyWeb, Inc. (a development stage company) as of December 31, 1999, and the related statements of operations, shareholders' deficit and cash flows for the year ended December 31, 1999 and from September 24, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EasyWeb, Inc. as of December 31, 1999, and the related statements of operations and cash flows for the year ended December 31, 1999 and from September 24, 1998 (inception) through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has a working capital deficit at December 31, 1999 and has suffered significant operating losses for the periods from September 24, 1998 (inception) through December 31, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Cordovano and Harvey, P.C
-----------------------------
Cordovano and Harvey, P.C
Denver, Colorado
August 8, 2000


                                 EASYWEB, INC.
                          (A Development Stage Company)

                                 Balance Sheets


                                                               December 31,      September 30,
                                                                   1999              2000
                                                              --------------     -------------
                                                                         (Unaudited)

Assets
Current assets:

     Cash ....................................................   $  1,091          $ 41,898
                                                                 --------          --------
                                         Total current assets       1,091            41,898

Intangible assets, net of accumulated amortization of
     $17 and $344 (unaudited), respectively (Note A) .........        191             1,906
                                                                 --------          --------

                                                                 $  1,282          $ 43,804
                                                                 ========          ========

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:

     Accounts payable and accrued liabilities ................   $  8,785          $    750
     Due to affiliate (Note B) ...............................        545               393
     Accrued salaries and payroll taxes ......................          -             8,005
     Advances payable to related parties (Note B) ............      6,000             6,000
                                                                 --------          --------
                                     Total current liabilities     15,330            15,148
                                                                 --------          --------

Shareholders' equity (deficit) (Note B & D):
     Common stock, no par value; 30,000,000 shares authorized;
        3,202,000 and 3,606,200 (unaudited) shares issued and
        outstanding, respectively ............................      6,000            93,050
     Additional paid-in capital ..............................     12,000            17,000
     Deferred offering costs .................................    (14,000)                -
     Deficit accumulated during development stage ............    (18,048)          (81,394)
                                                                 ---------         ---------
                          Total shareholders' equity (deficit)    (14,048)           28,656
                                                                 ---------         ---------

                                                                 $  1,282          $ 43,804
                                                                 ========          ========

              See accompanying notes to the financial statements.


                                  EASYWEB, INC.
                          (A Development Stage Company)

                            Statements of Operations

                                                               September 24,                                      September 24,
                                                                    1998                                               1998
                                                 For the        (Inception)      For the Nine     For the Nine     (Inception)
                                                Year Ended        through        Months Ended     Months Ended       through
                                               December 31,     December 31,    September 30,     September 30,   September 30,
                                                   1999             1998             2000             1999             2000
                                               ------------   --------------    --------------   --------------   --------------
                                                                                 (Unaudited)      (Unaudited)      (Unaudited)
Revenue:
     Commissions, related party (Note B) ....   $         -    $         -       $     4,000      $         -      $     4,000
     Commissions, other .....................             -              -               162                -              162
                                               ------------   --------------    --------------   --------------   --------------
                                Total Revenue             -              -             4,162                -            4,162
                                               ------------   --------------    --------------   --------------   --------------

Operating Expenses:
     Rent and administrative support (Note B)        12,000              -            12,218            7,500           24,218
     Salaries and payroll taxes .............             -              -            17,654                -           17,654
     Professional fees ......................         2,892          1,500             8,582            2,000           12,974
     Web site consulting and maintenance ....         1,000              -            14,330                -           15,330
     Advertising ............................           252              -            11,310                -           11,562
     Other ..................................           404              -             3,414              111            3,818
                                               ------------   --------------    --------------   --------------   --------------
                     Total Operating Expenses       (16,548)        (1,500)          (67,508)          (9,611)         (85,556)
                                               ------------   --------------    --------------   --------------   --------------
                               Operating Loss       (16,548)        (1,500)          (63,346)          (9,611)         (81,394)

Income taxes (Note C) .......................             -              -                 -                -                -
                                               ------------   --------------    --------------   --------------   --------------

                                     Net Loss   $   (16,548)   $    (1,500)      $   (63,346)     $    (9,611)     $   (81,394)
                                               ============    =============     =============    =============    =============


Basic and diluted loss per common share .....   $     (0.01)           N/A       $     (0.02)     $         *
                                               ============    =============     =============    =============
Basic and diluted weighted average
     common shares outstanding ..............     2,586,783    $         -         3,471,467        2,382,222
                                               ============    =============     =============    =============

              See accompanying notes to the financial statements.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                   Statement of Shareholders' Equity (Deficit)

      September 24, 1998 (Inception) through September 30, 2000 (Unaudited)


                                                                                                   Deficit
                                                                                                 Accumulated
                                                     Common Stock        Additional                During
                                                 ---------------------    Paid-in    Offering    Development
                                                  Shares      Amount      Capital      Costs        Stage        Total
                                                 ---------   ---------   ---------   ---------   -----------   ---------
Balance, September 24, 1998 (inception) ......           -   $       -   $     -     $       -    $       -    $       -

Net loss, September 24, 1998 (inception)
   through December 31, 1998 .................           -           -         -             -       (1,500)      (1,500)
                                                 ---------   ---------   ---------   ---------    ----------   ----------
                   Balance, December 31, 1998            -           -           -           -       (1,500)      (1,500)

March 11, 1999, shares sold to officers
   ($.0017/share) (Note B) ...................   2,400,000       4,000           -           -            -        4,000

March 11, 1999, shares issued to director in
   exchange for expenses paid on behalf of
   the Company ($.0017/share) (Note B) .......     800,000       1,500           -           -            -        1,500

Offering costs deferred ......................           -           -           -     (14,000)           -      (14,000)

December 10, 1999, shares sold in a private
   offering at $0.25 per share (Note D) ......       2,000         500           -           -            -          500

Office space and administrative support
   contributed by an affiliate (Note B) ......           -           -      12,000           -            -       12,000

Net loss, year ended December 31, 1999 .......           -           -           -           -      (16,548)     (16,548)
                                                 ---------   ---------   ---------   ---------    ----------   ----------
                   Balance, December 31, 1999    3,202,000       6,000      12,000     (14,000)     (18,048)     (14,048)

March 31, 2000, shares sold in a private
   offering at $0.25 per share, net of $14,000
   of offering costs (Note D) (unaudited) ....     404,200      87,050           -      14,000            -      101,050

Office space and administrative support
   contributed by an affiliate (Note B)
   (unaudited) ...............................           -           -       5,000           -            -        5,000

Net loss, nine months ended September
   30, 2000 (unaudited) ......................           -           -           -           -      (63,346)     (63,346)
                                                 ---------   ---------   ---------   ---------    ----------   ----------
      Balance, September 30, 2000 (Unaudited)    3,606,200   $  93,050   $  17,000   $       -    $ (81,394)   $  28,656
                                                 =========   =========   =========   =========    ==========   ==========

              See accompanying notes to the financial statements.


                                  EASYWEB, INC.
                          (A Development Stage Company)

                            Statements of Cash Flows


                                                                          September 24,                                 September
                                                                              1998                                       24, 1998
                                                               For the    (Inception)    For the Nine    For the Nine    (Inception)
                                                              Year Ended    through      Months Ended    Months Ended      through
                                                             December 31, December 31,    September 30,  September 30,   September
                                                                1999         1998            2000            1999         30,2000
                                                             ------------ -------------  --------------  -------------  ------------
                                                                                          (Unaudited)     (Unaudited)    (Unaudited)
Cash flows from operating activities:

    Net loss ............................................... $ (16,548)   $   (1,500)    $   (63,346)    $  (9,611)     $   (81,394)
    Transactions not requiring cash:
       Depreciation and amortization .......................        17             -             485             -              502
       Equipment and intangible assets given in
          exchange for services ............................         -             -             450             -              450
       Office space and administrative support
          contributed by an affiliate (Note B) .............    12,000             -           5,000         7,500           17,000
    Changes in operating liabilities:
       Increase in accounts payable and accrued liabilities,
          net of a $1,500 liability satisfied with stock ...     9,330         1,500            (182)        6,064           10,648
                                                             ------------ -------------  --------------  -------------  ------------
Net cash provided by (used in) operating activities ........     4,799             -         (57,593)        3,953          (52,794)
                                                             ------------ -------------  --------------  -------------  ------------

Cash flows from investing activities:

    Equipment purchase .....................................         -             -            (400)            -             (400)
    Payments for intangible assets .........................      (208)            -          (2,250)            -           (2,458)
                                                             ------------ -------------  --------------  -------------  ------------
Net cash (used in) investing activities ....................      (208)            -          (2,650)            -           (2,858)
                                                             ------------ -------------  --------------  -------------  ------------

Cash flows from financing activities:

    Proceeds on advances from related parties (Note B) .....     6,000             -               -             -            6,000
    Proceeds from the sale of common stock (Note D) ........     4,500             -         101,050         4,000          105,550
    Payments for offering costs (Note D) ...................   (14,000)            -               -        (6,000)         (14,000)
                                                             ------------ -------------  --------------  -------------  ------------
Net cash provided by (used in) financing activities ........    (3,500)            -         101,050        (2,000)          97,550
                                                             ------------ -------------  --------------  -------------  ------------

                                          Net change in cash     1,091             -          40,807         1,953           41,898
Cash, beginning of period ..................................         -             -           1,091             -                -
                                                             ------------ -------------  --------------  -------------  ------------
                                         Cash, end of period $   1,091    $        -     $    41,898     $   1,953      $    41,898
                                                             ============ =============  ==============  =============  ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
    Interest ............................................... $       -    $        -     $         -     $       -      $         -
                                                             ============ =============  ==============  =============  ============
    Income taxes ........................................... $       -    $        -     $         -     $       -      $         -
                                                             ============ =============  ==============  =============  ============

Non-cash financing activity:
    Stock issued for satisfaction of debt................... $   1,500    $        -     $         -     $   1,500       $    1,500
                                                             ============ =============  ==============  =============  ============

              See accompanying notes to the financial statements.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

Note A: Organization and summary of significant  accounting  policies with basis of presentation
================================================================================

Organization

EasyWeb, Inc. (the "Company") was incorporated in Colorado on September 24, 1998 under the name NetEscapes, Inc. The name of the Company was changed to EasyWeb, Inc. on February 2, 1999. The Company is a development stage enterprise in accordance with Statement of Financial Accounting Standard (SFAS) No. 7. The Company markets web sites on the Internet, which are built by a third party, Sunstar 2000. During 2000, the Company entered a verbal agreement with Sunstar 2000, whereby the Company receives a sales commission for all templated web sites and web site products sold by the Company. The Company also pays Sunstar 2000 an hourly rate or negotiated fee for work on custom web sites sold by the Company.

As of December 31, 1999, the Company has a working capital deficit and has suffered significant operating losses for the periods from September 24, 1998 (inception) through December 31, 1999, which raises substantial doubt about its ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet obligations on a timely basis and ultimately to attain profitability. The Company's management intends to obtain working capital through operations and to seek additional funding through equity offerings to help fund the Company's operations as it expands. There is no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Summary of significant accounting policies
------------------------------------------

Cash equivalents and fair value of financial instruments

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The carrying amounts of cash, accounts payable and other accrued liabilities approximate fair value due to the short-term maturity of the instruments.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fiscal year

The Company operates on a calendar year.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

Equipment and depreciation

Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method. Depreciation expense totaled $-0-, $-0-, $89 (unaudited) and $89 (unaudited), respectively, for the year ended December 31, 1999, September 24, 1998 (inception) through December 31, 1998, for the nine months ended September 30, 2000 and September 24, 1998 (inception) through September 30, 2000. As of September 30, 2000, the Company had disposed of its equipment.

Upon retirement or disposition of the furniture and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Intangible assets, computer software costs and amortization

The  Company  capitalizes  internal  and  external  costs  incurred  to  develop internal-use computer software during the application development stage in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized web-site development costs are amortized over an estimated life of three years commencing on the date the software is ready for its intended use. The Company commenced amortizing its web-site development costs on April 11, 2000 (unaudited). Amortization expense totaled $17, $-0-, $396 (unaudited) and $413 (unaudited), respectively, for the year ended December 31, 1999, September 24, 1998 (inception) through December 31, 1998, for the nine months ended September 30, 2000 and September 24, 1998 (inception) through September 30, 2000.

Start up and deferred offering costs

Costs related to the organization of the Company have been expensed as incurred. Costs related to common stock offerings are deferred and recorded in shareholders' deficit until offering proceeds are received, at which time they will be recorded as a reduction of gross proceeds. If the offering is not successful, the costs will be charged to operations at that time.

Revenue recognition

All of the Company's income is reported as commission revenue, the total sale price of each web site is not recorded. Commission revenue is recognized when earned and the service has been performed. Revenues through related party transactions are recognized when the service has been performed and the cash has been received.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

Loss per common share

The Company reports earnings (loss) per share using a dual presentation of basic and diluted earnings per share. Basic earnings (loss) per share exclude the impact of common stock equivalents. Diluted earnings (loss) per share utilize the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted earnings (loss) per share.

Unaudited interim financial information

The financial information presented herein as of September 30, 2000, for the nine months ended September 30, 2000 and 1999, and from September 24, 1998
(inception) through September 30, 2000, is unaudited. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of operating results for the interim period presented have been made. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the year.


Note B: Related party transactions
==================================

Liabilities

At December 31, 1999 and September 30, 2000, the Company owed an affiliate $545 and $393 (unaudited), respectively, for postage, printing and advertising expenses paid on behalf of the Company.

During the year ended December 31, 1999, an officer and two directors advanced the Company a total of $6,000 ($2,000 each) for working capital. The advances are unsecured, bear no interest and are due on demand.

Marketing agreement

On February 24, 1999, an affiliate assigned all of its rights and privileges in a marketing agreement to the Company. The Agreement assigns the affiliate's rights to market Big Online, Inc.'s products and services to the Company. The products and services consist of the development and maintenance of "web sites" on the Internet for business and professional customers. On May 1, 2000, the Company's affiliate was dissolved and the marketing agreement was terminated. The Company conducted no transactions under the agreement.

Common stock

On March 11, 1999, the Company sold 2,400,000 shares of its no par value restricted common stock to two officers for a total of $4,000.

On March 11, 1999, the Company issued 800,000 shares of its no par value restricted common stock to a director in exchange for legal expenses paid on behalf of the Company totaling $1,500.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

Rent and administrative support

On March 11, 1999, the Company entered an Administrative Support Agreement with an affiliate, which provides for the use of the affiliate's office space, administrative and technical support by the Company. The Company agreed to pay the affiliate $1,500 per month for these services beginning in the month when the minimum proceeds from the stock offering are received by the Company. The Company received the minimum proceeds from the stock offering during April 2000.

Prior to the Company's receipt of minimum proceeds from its stock offering, the affiliate contributed office space, administrative and technical support to the Company. Contributed rent and administrative support was calculated from May 1999 (the first month the Company conducted operating transactions) through April 10, 2000. The Company recorded $12,000 and $5,000 (unaudited) as rent and administrative support expense with a corresponding credit to additional paid-in capital for the year ended December 31, 1999 and the period from January 1, 2000 through April 10, 2000.

Following the Company's receipt of minimum proceeds from its stock offering, the Company paid the affiliate $1,000 (unaudited) in April 2000 and $1,500 (unaudited) each month from May through August of 2000.

In September of 2000, the Company and affiliate amended the Administrative Support Agreement. Commencing in September 2000, the affiliate began charging the Company an hourly rate for services and support rather than the $1,500 flat fee. The fee charged to the Company for September of 2000 was $218.

Revenue

During the nine months ended September 30, 2000, the Company earned commission revenues totaling $4,000 (unaudited) for the sale of a web site to an affiliate. The $4,000 (unaudited) commission totaled 96 percent of the revenue generated by the Company since its inception.


Note C: Income taxes
====================

A reconciliation of U.S. statutory federal income tax rate to the effective rate is as follows:


                                                                       September 24,
                                                                          1998
                                                                       (inception)         Nine Months         Nine Months
                                                   Year Ended            Through              Ended               Ended
                                                  December 31,        December 31,        September 30,       September 30,
                                                      1999                1998                 2000                1999
                                                 ----------------    ----------------    -----------------   ---------------
                                                                                           (Unaudited)         (Unaudited)
U.S. statutory federal rate                          15.00%               15.00%             16.71%              15.00%
State income tax rate, net of federal benefit         4.04%                4.04%              3.96%               4.04%
Permanent differences                                -0.07%                0.00%              0.00%               0.00%
Net operating loss for which no tax
   benefit is currently available                   -18.97%              -19.04%            -20.67%             -19.04%
                                                 ----------------    ----------------    -----------------   ---------------
                                                      0.00%                0.00%              0.00%               0.00%
                                                 ================    ================    =================   ===============

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

At December 31, 1999, deferred taxes consisted of a net tax asset of $3,424, due to operating loss carryforwards of $18,048, which was fully allowed for, in the valuation allowance of $3,424. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance from September 24, 1998 (inception) through December 31,
1998 and for the year ended December 31, 1999 were $285 and $3,139, respectively. Net operating loss carryforwards will expire through 2019.

At September 30, 2000, deferred taxes consisted of a net tax asset of $16,517 (unaudited), due to operating loss carryforwards of $81,394 (unaudited), which was fully allowed for, in the valuation allowance of $16,517 (unaudited). The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the nine months ended September 30, 2000 and 1999 were $13,093 (unaudited) and $1,830 (unaudited), respectively. Net operating loss carryforwards will expire through 2020.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.


Note D: Shareholders' deficit
=============================


Confidential offering of common stock

During the months from December 1999 through March 2000, the Company conducted a private placement offering whereby it sold 406,200 shares of its no par value common stock for $.25 per share pursuant to an exemption from registration claimed under Rule 504 of Regulation D of the Securities Act of 1933, as amended. The shares were sold through the Company's officers and directors. The Company received $87,550 after deducting offering costs totaling $14,000. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering.

Rescission offer

On July 5, 2000, the Company notified the State of Arizona that it had collected proceeds from the common stock offering prior to meeting all Blue Sky laws required by that State. The Company may be contingently liable to certain shareholders who purchased common stock in the above private offering if they elect to have the transactions rescinded pursuant to the offer of rescission to be made by the Company. To remedy this situation, the Company intends to file a registration statement with the State of Arizona, which would include a rescission offer to those shareholders who purchased the securities under an offering that was deemed to be in violation of the Blue Sky laws of Arizona. The Company sold 16,000 shares of its no par value common stock to three Arizona residents for $4,000 through the private stock offering. Management believes that the amount of the ultimate liability as a result of the offer to rescind will be minimal. The amount or probability of any financial liability could not be reasonably estimated at September 30, 2000.

                                  EASYWEB, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

Common stock outstanding

Because of the above offers of rescission, the Company had not issued any stock certificates as of September 30, 2000. However, all common stock for which consideration was received by the Company has been reported as issued and outstanding for the purposes of financial statement presentation.

Stock option plan

The Company has adopted an incentive stock option plan for the benefit of key personnel and others providing significant services. An aggregate of 175,000 shares of common stock has been reserved under the plan. Options granted pursuant to the plan will be exercisable at a price no less than 100% of fair market value of a common share on the date of grant. There were no options granted under this plan as of September 30, 2000.